                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                  SCHEDULE TO
                                 (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                    --------------------------------------
                               (Amendment No. 2)

                                  ITXC CORP.
                      (Name of Subject Company (Issuer))
                      ----------------------------------
                                  ITXC CORP.
                       (Name of Filing Person (Offeror))

             OPTIONS UNDER ITXC CORP.'S 1998 STOCK INCENTIVE PLAN
             TO PURCHASE COMMON STOCK, PAR VALUE $.001 PER SHARE,
                        HELD BY CERTAIN OPTION HOLDERS
                        (Title of Class of Securities)

                                   45069F109
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                EDWARD B. JORDAN                                         Copies to:
Executive Vice President and Chief Financial Officer              PETER H. EHRENBERG, ESQ.
                    ITXC CORP.                                     Lowenstein Sandler PC
              600 College Road East                                 65 Livingston Avenue
               Princeton, NJ 08540                                   Roseland, NJ 07068
                  (609) 750-3301                                        (973) 597-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]   third party tender offer subject to Rule 14d-1.
[X]   issuer tender offer subject to Rule 13e-4.
[_]   going-private transaction subject to Rule 13e-3.
[_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]
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                            INTRODUCTORY STATEMENT

       This Final Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 2, 2001 and as amended by Amendment No. 1 filed on May 22, 2001 (as amended, the "Schedule TO"), reports the final results of our offer to certain employees to exchange certain options outstanding under the Plan (as defined in the Schedule TO) to purchase shares of our common stock, par value $.001 per share, having an exercise price of more than $3.69 per share for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated May 2, 2001 and the related cover letter and form of electronic mail transmission attached as Exhibits (a)(1), (a)(3) and (a)(5).

Item 4.  Terms of the Transaction.

       Item 4 of the Schedule TO is hereby amended to add the following sentences.

       The offer expired at 5:00 p.m., New York City time, on June 1, 2001. Pursuant to the Offer to Exchange, we have accepted for cancellation 1,608,330 options to purchase 1,608,330 shares of Common Stock. In accordance with the terms and subject to the conditions of the Offer, holders of options will have the right to receive 1,608,330 New Options under the Plan in the aggregate, as adjusted for any stock split, stock dividends and similar events.


                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

                                    ITXC CORP.

                                    /s/ Edward B. Jordan
                                    --------------------------------------------
                                    Edward B. Jordan, Executive Vice President
                                       and Chief Financial Officer

Date: June 7, 2001

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